EXHIBIT 99.1

FirstService Reports Strong Results for Its Inaugural Second Quarter

Robust organic growth at both FirstService Residential and FirstService Brands

Adjusted EBITDA up 27%

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
	2015	2014	2015	2014

Revenues (millions)	$ 326.3	$ 292.2	$ 598.4	$ 537.8
Adjusted EBITDA (millions) (note 1)	32.3	25.4	41.6	33.3
Adjusted EPS (note 2)	0.40	0.29	0.41	0.31

TORONTO, Aug. 6, 2015 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (NASDAQ:FSV) today reported results for its second quarter ended June 30, 2015. All amounts are in US dollars.

Revenues for the second quarter were $326.3 million, a 12% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $32.3 million, up 27% and Adjusted EPS (note 2) was $0.40, a 38% increase versus the prior year quarter. GAAP diluted earnings per share was $0.20 in the quarter, versus $0.28 for the same quarter a year ago.

For the six months ended June 30, 2015, revenues were $598.4 million, an 11% increase relative to the comparable prior year period, Adjusted EBITDA was $41.6 million, up 25%, and Adjusted EPS was $0.41, up 32% versus the prior year period. GAAP diluted EPS for the six month period was $0.11, compared to $0.22 in the prior year period.

"In its inaugural reporting period as an independent public company, FirstService recorded strong second quarter results in all of its businesses. FirstService Residential continues to differentiate itself and win competitive market share, driving top-line growth across its North American footprint. As expected, FirstService Residential also saw a sharp increase in EBITDA over the prior year period," said Scott Patterson, Chief Executive Officer of FirstService. "FirstService Brands delivered strong performance across most of its franchised operations and exceptional performance at its California Closets company-owned stores. We are leveraging this experience and success with our company-owned strategy by expanding it to our Paul Davis Restoration business, where we announced our first franchise acquisition last month. We are extremely pleased with our year-to-date financial results, and expect continued strong performance for the balance of the year," he concluded.

About FirstService Corporation

FirstService Corporation is a North American leader in the property services sector serving its customers through two industry leading platforms: FirstService Residential - North America's largest manager of residential communities; and FirstService Brands - one of North America's largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$1.1 billion in annual revenues and has more than 15,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns. The common shares of FirstService trade on the NASDAQ under the symbol "FSV" and on the Toronto Stock Exchange under the symbol "FSV". More information is available at www.firstservice.com.

Segmented Quarterly Results

FirstService Residential revenues were $262.8 million for the second quarter, up 11% versus the prior year quarter. Revenue growth was comprised of 8% organic growth (9% on a local currency basis) and 3% from recent acquisitions. Adjusted EBITDA for the quarter was $20.5 million, versus $14.6 million in the prior year period. Current period results were driven by strong growth from new client contract wins for core property management and related on-site staffing and ancillary services. Prior period results were adversely affected by higher than expected employee medical benefits costs.

FirstService Brands revenues grew to $63.5 million, up 14% relative to the prior year period. Revenue growth was driven by organic growth of 10% (11% on a local currency basis) and augmented by 4% growth from recent acquisitions. Adjusted EBITDA for the second quarter was $13.7 million, up from $12.2 million in the prior year period. Strong operating performance from our California Closets company-owned stores contributed higher revenue growth than our franchised operations, which resulted in a mild tempering of operating margins in the current period relative the same prior year period.

Corporate costs were $1.9 million in the second quarter, relative to $1.4 million in the prior year period, which primarily reflects an increase in costs for FirstService as a new stand-alone public company and an increase in accrued incentive compensation.

Conference Call

FirstService will be holding a conference call on Thursday, August 6, 2015 at 11:00 a.m. Eastern Time to discuss the quarter's results. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings from continuing operations to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense and (vii) spin-off transaction costs. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company's service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings from continuing operations or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2015	2014	2015	2014

Net earnings	$ 11,808	$ 10,780	$ 11,374	$ 10,784
Income tax	9,488	6,670	9,259	6,623
Other income, net	(83)	(65)	119	(128)
Interest expense, net	2,723	1,733	4,591	3,466
Operating earnings	23,936	19,118	25,343	20,745
Depreciation and amortization	7,135	5,365	14,133	11,316
Acquisition-related items	36	340	283	323
Stock-based compensation expense	465	539	1,134	912
Spin-off transaction costs	740	--	740	--
Adjusted EBITDA	$ 32,312	$ 25,362	$ 41,633	$ 33,296

2. Reconciliation of net earnings from continuing operations and diluted net earnings (loss) per share from continuing operations to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings (loss) per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) spin-off transaction costs and (vi) a spin-off tax charge. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings from continuing operations to adjusted net earnings and of diluted net earnings (loss) per share from continuing operations to adjusted earnings per share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2015	2014	2015	2014

Net earnings	$ 11,808	$ 10,780	$ 11,374	$ 10,784
Non-controlling interest share of earnings	(1,294)	(1,560)	(2,413)	(2,432)
Acquisition-related items	36	340	283	323
Amortization of intangible assets	2,391	1,329	4,941	3,422
Stock-based compensation expense	465	540	1,134	912
Spin-off transaction costs	740	--	740	--
Spin-off tax charge	1,646	--	1,646	--
Income tax on adjustments	(1,266)	(721)	(2,520)	(1,688)
Non-controlling interest on adjustments	(45)	(32)	(90)	(67)
Adjusted net earnings	$ 14,481	$ 10,676	$ 15,095	$ 11,254

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2015	2014	2015	2014

Diluted net earnings per share	$ 0.20	$ 0.28	$ 0.11	$ 0.22
Non-controlling interest redemption increment	0.08	(0.03)	0.13	0.01
Acquisition-related items	--	0.01	0.01	0.01
Amortization of intangible assets, net of tax	0.04	0.02	0.07	0.05
Stock-based compensation expense, net of tax	0.01	0.01	0.02	0.02
Spin-off transaction costs, net of tax	0.02	--	0.02	--
Spin-off tax charge	0.05	--	0.05	--
Adjusted earnings per share	$ 0.40	$ 0.29	$ 0.41	$ 0.31

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2015	2014	2015	2014

Revenues	$ 326,251	$ 292,205	$ 598,440	$ 537,799

Cost of revenues	224,142	203,816	421,449	382,506
Selling, general and administrative expenses	70,262	63,566	136,492	122,909
Depreciation	4,744	4,036	9,192	7,894
Amortization of intangible assets	2,391	1,329	4,941	3,422
Acquisition-related items (1)	36	340	283	323
Spin-off transaction costs	740	--	740	--
Operating earnings	23,936	19,118	25,343	20,745
Interest expense, net	2,723	1,733	4,591	3,466
Other expense (income)	(83)	(65)	119	(128)
Earnings before income tax	21,296	17,450	20,633	17,407
Income tax	9,488	6,670	9,259	6,623
Net earnings	11,808	10,780	11,374	10,784
Non-controlling interest share of earnings	1,294	1,560	2,413	2,432
Non-controlling interest redemption increment	3,137	(908)	4,895	381
Net earnings attributable to Company	$ 7,377	$ 10,128	$ 4,066	$ 7,971

Net earnings per common share
Basic	$ 0.21	$ 0.28	$ 0.11	$ 0.22
Diluted	0.20	0.28	0.11	0.22

Adjusted earnings per share (2)	$ 0.40	$ 0.29	$ 0.41	$ 0.31

Weighted average common shares (thousands)
Basic	35,971	35,971	35,971	35,971
Diluted	36,601	36,368	36,619	36,374

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	June 30, 2015	December 31, 2014

Assets
Cash and cash equivalents	$ 51,838	$ 66,790
Accounts receivable	116,242	115,143
Inventories	11,501	9,489
Prepaid expenses and other current assets	52,516	59,301
Current assets	232,097	250,723
Other non-current assets	5,381	4,736
Fixed assets	57,923	55,203
Deferred income tax	8,604	4,572
Goodwill and intangible assets	302,362	300,310
Total assets	$ 606,367	$ 615,544

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$ 92,832	$ 80,250
Other current liabilities	37,897	28,119
Long-term debt - current	1,159	17,725
Current liabilities	131,888	126,094
Long-term debt - non-current	220,935	221,632
Other liabilities	16,166	13,907
Deferred income tax	15,599	14,236
Redeemable non-controlling interests	70,590	80,926
Shareholders' equity	151,189	158,749
Total liabilities and equity	$ 606,367	$ 615,544

Supplemental balance sheet information
Total debt	$ 222,094	$ 239,357
Total debt, net of cash	170,256	172,567

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2015	2014	2015	2014

Cash provided by (used in)

Operating activities
Net earnings	$ 11,808	$ 10,780	$ 11,374	$ 10,784
Items not affecting cash:
Depreciation and amortization	7,135	5,365	14,133	11,316
Deferred income tax	(657)	(7,286)	223	(1,153)
Other	(486)	539	180	902
	17,800	9,398	25,910	21,849

Changes in non-cash working capital
Accounts receivable	(9,076)	(9,963)	619	(6,709)
Payables and accruals	3,504	30,994	342	1,018
Other	10,980	3,820	15,007	5,012
Net cash provided by operating activities	23,208	34,249	41,878	21,170

Investing activities
Acquisition of businesses, net of cash acquired	(4,298)	(8,409)	(8,500)	(8,785)
Purchases of fixed assets	(6,821)	(7,573)	(10,407)	(11,894)
Other investing activities	(2,414)	(1,332)	(1,473)	(903)
Net cash used in investing activities	(13,533)	(17,314)	(20,380)	(21,582)

Financing activities
Increase in long-term debt, net	(24,880)	41,946	(17,263)	58,373
Net contributions (distributions) from/to Old FSV	31,906	(17,257)	1,995	(30,951)
Purchases of non-controlling interests	(9,750)	(8)	(17,386)	(8,492)
Financing fees paid	(1,086)	--	(1,086)	--
Distributions paid to non-controlling interests	(737)	(767)	(2,287)	(2,384)
Other financing activities	(151)	--	(1,769)	(1,774)
Net cash (used in) provided by financing activities	(4,698)	23,914	(37,796)	14,772

Effect of exchange rate changes on cash	1,719	(39)	1,346	(25)

Increase (Decrease) in cash and cash equivalents	6,696	40,810	(14,952)	14,335

Cash and cash equivalents, beginning of period	45,142	59,891	66,790	86,366

Cash and cash equivalents, end of period	$ 51,838	$ 100,701	$ 51,838	$ 100,701

Segmented Results
(in thousands of US dollars)

	FirstSevice	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended June 30

2015
Revenues	$ 262,794	$ 63,457	$ --	$ 326,251
Adjusted EBITDA	20,502	13,734	(1,924)	32,312

Operating earnings	15,122	11,844	(3,030)	23,936

2014
Revenues	$ 236,669	$ 55,536	$ --	$ 292,205
Adjusted EBITDA	14,567	12,177	(1,382)	25,362

Operating earnings	10,790	10,292	(1,964)	19,118

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Six months ended June 30

2015
Revenues	$ 488,596	$ 109,844	$ --	$ 598,440
Adjusted EBITDA	29,831	15,009	(3,207)	41,633

Operating earnings	19,099	11,373	(5,129)	25,343

2014
Revenues	$ 441,466	$ 96,333	$ --	$ 537,799
Adjusted EBITDA	22,184	13,657	(2,545)	33,296

Operating earnings	13,967	10,285	(3,507)	20,745
CONTACT: COMPANY CONTACTS:

         Scott Patterson
         President & CEO

         Jeremy Rakusin
         Chief Financial Officer

         (416) 960-9500